Exhibit 99.1

HUB Cyber Security Announces Leadership Transition

Tel Aviv, Israel | March 31, 2026 – HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUBC” or the “Company”) announced that Noah Hershcoviz has resigned from his position as Chief Executive Officer and as a member of the Company’s Board of Directors (the “Board”), effective immediately. Renah Persofsky, the Active Chairperson of the Board, will take on a greater role in the management of the Company, while the Company seeks to find a suitable interim replacement for Mr. Hershcoviz, which it hopes to announce shortly. The Company intends to commence a search for qualified candidates to serve as a new permanent CEO in the coming days.

“The Board of Directors appreciates Noah’s leadership and contributions to HUB throughout his tenure with the Company and wishes to thank him for his service,” commented Ms. Persofsky. “We look forward to the next chapter of HUB and are confident that we will find a suitable candidate to successfully lead the Company during this transition period as the Board directs the Company into a promising future for all of its stakeholders.”

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) is a global leader in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric (SDF) empowers organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. With operations across North America, Europe, and Israel, HUB partners with Fortune 100 companies, global banks, and sovereign institutions to secure the next generation of digital infrastructure.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) the Company’s ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (ii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iv) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning HUB or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com